Delisting Determination,The Nasdaq Stock Market, LLC,
July 31, 2007, Interactive Systems Worldwide, Inc.
The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Interactive Systems Worldwide, Inc.
(the Company), effective at the opening of the trading session on August 10, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange because it was in violation of the following Marketplace Rules: 4310(c)(02) and 4350(d)(2). The Company was notified of the Staffs determinations on March 27, 2007 and
May 2, 2007. The Company requested a review of the Staffs determination before the Listing Qualifications
Hearings Panel, but withdrew its request before the date of the scheduled hearing. Accordingly, the Companys shares were suspended from trading on May 16, 2007. The Staffs Determination to delist the Company became final on July 2, 2007.